
02045020

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUL 1 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the three month period ended on March 31, 2002.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___x___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___x___.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

On May 15, 2002, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the three month period ended on March 31, 2002. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A THREE MONTH PERIOD ENDED MARCH 31, 2002 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE.

TABLE OF CONTENTS

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of March 31, 2002 and 2001
and for the years ended March 31, 2002 and 2001

Contents

Consolidated Financial Statements

Ch.$	-	Chilean pesos
Th.Ch. $	-	Thousands of Chilean pesos
US$	-	United States dollars
Th.US$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.
Th.UF	-	Thousands of UFs.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets

	As of March 31,	
	2002	2001
	Th.US$	Th.US$
ASSETS		
Current assets		
Cash and cash equivalents	106,468	114,591
Marketable securities	9,285	-
Accounts receivable, net	112,469	111,573
Other accounts receivable, net	11,122	10,963
Accounts receivable from related companies	39,881	78,978
Inventories	214,615	206,646
Recoverable taxes	14,525	12,924
Prepaid expenses	3,432	3,829
Deferred income taxes	849	-
Other current assets	14,693	17,492
Total current assets	527,339	556,996
Property, plant and equipment, net	699,123	720,291
Investments in related companies	77,955	73,170
Goodwill	13,228	11,552
Negative goodwill	(1,163)	(1,577)
Intangible assets, net	4,083	4,273
Accounts receivable from related companies long term	825	867
Long-term accounts receivable	13,092	15,098
Other assets	55,967	60,768
Total assets	1,390,449	1,441,438

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets

	As of March 31,	
	2002	2001
	Th.US$	Th.US$
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term bank debt	147,518	94,962
Current portion of long-term debt	1,652	3,502
Dividends payable	278	354
Accounts payable	38,032	36,482
Other accounts payable	1,141	2,305
Notes and accounts payable to related companies	8,044	10,591
Accrued liabilities	10,490	10,959
Payroll withholdings	3,678	4,329
Income taxes	420	1,056
Deferred income taxes	-	1,205
Other current liabilities	1,193	7,245
Total current liabilities	212,446	172,990
Long-term liabilities		
Long-term debt	292,000	400,000
Other accounts payable	3,827	4,787
Deferred taxes	9,075	3,307
Long-term provision	8,499	8,099
Other liabilities	69	110
Total long-term liabilities	313,470	416,303
Minority interest	23,733	24,885
Shareholders' equity		
Paid-in capital	477,386	477,386
Other reserves	130,694	136,746
Retained earnings	232,720	213,128
Total shareholders' equity	840,800	827,260
Total liabilities and shareholders' equity	1,390,449	1,441,438

The accompanying notes form an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Income

	For the years ended March 31, 2002 Th.US$	2001 Th.US$
Operating results		
Sales	117,426	130,127
Cost of sales	(90,952)	(103,555)
Gross margin	26,474	26,572
Selling and administrative expenses	(9,374)	(10,210)
Operating income	17,100	16,362
Non-operating results		
Non-operating income	5,546	8,452
Non-operating expenses	(10,933)	(10,829)
Non-operating loss	(5,387)	(2,377)
Income before income taxes	11,713	13,985
Income taxes	(1,772)	(3,853)
Consolidated income	9,941	10,132
Minority interest	(484)	(397)
Net income before extraordinary items	9,457	9,735
Amortization of negative goodwill	103	103
Extraordinary items	-	(3,350)
Net income for the year	9,560	6,488

The accompanying notes are an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Cash Flows

	For the years ended March 31, 2002 Th.US$	2001 Th.US$
Cash flows from operating activities		
Net income for the year	9,560	6,488
Loss on sale of fixed assets	(6)	-
Charges (credits) to income not representing cash flows:		
Depreciation expense	15,707	15,697
Amortization of intangible assets	47	47
Write-offs and accruals	1,803	704
Accrued equity gain on investments in related companies	(1,543)	(633)
Accrued equity loss on investments in related companies	152	-
Amortization of goodwill	283	212
Amortization of negative goodwill	(103)	(103)
Translation adjustment	(117)	6
Exchange difference	(213)	(2,061)
Other credits to income not representing cash flows	(891)	(3,868)
Other charges to income not representing cash flows	3,995	8,556
Net changes in operating assets and liabilities		
Trade accounts receivable	476	(5,002)
Inventories	(5,240)	2,773
Other assets	(861)	4,102
Accounts payable	6,649	2,348
Interest payable	(6,584)	(4,407)
Net income taxes payable	(1,451)	(865)
Other accounts payable	217	500
VAT and taxes payable	630	164
Gain from minority interest	484	397
Net cash flows from operating activities	22,994	25,055

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Cash Flows (Continued)

	For the years ended March 31, 2002 Th.US$	2001 Th.US$
Cash flows from financing activities		
Bank debt	-	52,811
Payment of dividends	(72)	(92)
Pago de prestamos	(33,300)	(5,700)
Pago de obligaciones con el publico	-	(2,941)
Net cash flows from financing activities	(33,372)	44,078
Cash flows from investing activities		
Sales of fixed assets	4	-
Sales of permanent investments	-	-
Sales of investments	5,356	14,750
Other income	342	7,288
Additions to property, plant and equipment	(5,146)	(7,010)
Payment of capitalized interest	(490)	(723)
Permanent investments	(4,848)	(1,200)
Net cash flows from investing activities	(4,782)	13,105
Net cash flows for the period	(15,160)	82,238
Impact of inflation on cash and cash equivalents	92	(371)
Net change in cash and cash equivalents	(15,068)	81,867
Beginning balance of cash and cash equivalents	121,536	32,724
Ending balance of cash and cash equivalents	106,468	114,591

Interest and income taxes paid in 2002 and 2001 are as follows:

	2002	2001
Interest paid	1,789	5,179
Taxes paid	1,451	865

The accompanying notes are an integral part of these consolidated financial statements.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

March 31, 2002 and 2001

Note 1 - General

Sociedad Química y Minera de Chile S.A. was registered on March 18, 1983 under No. 0184 of the Chilean Superintendency of Securities and Insurance.

The subsidiaries registered in the securities registry of the Chilean Superintendency of Securities and Insurance are as follows:

Soquimich Comercial S.A. registered under No. 0436 on January 11, 1993.
SQM Potasio S.A. registered under No. 0728 on March 20, 2001.
SQM Salar S.A. registered under No. 0731 on April 17, 2001.

Note 2 - Summary of Significant Accounting Policies

a) Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (Chilean GAAP) and the regulations of the Chilean Superintendency of Securities and Insurance.

b) Period

These consolidated financial statements have been prepared for the three-month periods ended March 31, 2002 and 2001.

c) **Reporting currency and monetary correction**

The financial statements of the Company are prepared in U.S. dollars. A significant portion of the Company's operations are transacted in U.S. dollars and the U.S. dollar is the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of the domestic subsidiaries, which maintain their accounting records in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period. For this purpose, and conformity with Chilean regulations, non-monetary assets and liabilities and equity accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the period (-0,4% and 0,1% in 2002 and 2001, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation.

d) **Foreign currency**

i) **Foreign currency transactions**

Monetary assets and liabilities denominated in Chilean pesos and other currencies are translated to U.S. dollars at the exchange rates prevailing at the end of each period. (US$ 0.001525 and US$ 0.001681 in 2002 and 2001, respectively, was the exchange rate for the Chilean pesos).

ii) Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 as follows:

With respect to subsidiaries and affiliates located in Chile which maintain their accounting records in price-level adjusted Chilean pesos:

- Balance sheet accounts are translated to U.S. dollars at the closing date for the period exchange rate without eliminating the effects of price-level restatements;
- Income statement accounts are translated to U.S. dollars at the average rate of exchange each month after elimination of price level adjustments to the income statement accounts; the monetary correction account on the income statement which reflects the impact of price level adjustments to the non-monetary assets and liabilities and shareholders' equity in the balance sheet is translated to U.S. dollars at the average rate of exchange each month.
- Translation gains and losses, as well as the price level adjustments to the balance sheet mentioned above, are included as an adjustment in shareholders' equity, in conformity with the Circular No. 368 of the Chilean Superintendency of Securities and Insurance.

The 2002 and 2001 financial statements of those foreign subsidiaries that keep their accounting records in currencies other than U.S. dollar have been translated at historical exchange rates following the methodology indicated in Chilean Technical Bulletin No. 64. Beginning on January 1, 1998, Technical Bulletin No. 64 of the Chilean Association of Accountants replaced Technical Bulletin No. 51. Differences between these two bulletins are not significant, nor do they differ significantly from FASB 52.

Prior year financial statements presented for comparative purposes are not restated to a constant purchasing power level of the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price level changes.

Exchange differences for the periods ended March 31, 2002 and 2001 generated net losses of Th.US$ 213 and Th.US$ 2,061, respectively, which were charged to consolidated results of operations in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into U.S. dollars at the exchange rates prevailing at each period-end, as follows:

	2002 US$	2001 US$
Brazilian real	0.430367	0.467968
New Peruvian sol	0.290276	0.283677
Colombian peso	0.000442	0.000433
Argentine peso	0.333333	1.000000
Japanese yen	0.007505	0.008071
Ecuadorian sucre	1.000000	1.000000
Euro	0.875800	0.910798
Mexican peso	0.110914	0.105039
Indonesian rupee	0.000096	0.000096
Australian dollar	0.533903	0.048759

The Company uses the "observed exchange rate", which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions on such date.

e) Basis of consolidation

The Consolidated Financial Statements include the accounts of Sociedad Química y Minera de Chile S.A. (the "Parent Company") and subsidiaries (companies in which the Parent Company holds a direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the "Company".

In accordance with regulations set forth by the Chilean Superintendency of Securities and Insurance in its Circular No. 368, Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants, the consolidated financial statements include the assets, liabilities, income statements, and cash flows for the following affiliates:

	Direct or indirect ownership	
	2002	2001
	%	%
Foreign subsidiaries:		
Nitrate Corp. of Chile Limited	100.00	100.00
Soquimich SRL - Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda.	100.00	100.00
SQM Europe NV	100.00	100.00
SQM North America Corp.	100.00	100.00
North American Trading Company	100.00	100.00
SQM Perú S.A.	100.00	100.00
SQM Corporation NV	100.00	100.00
SQI Corporation NV	100.00	100.00
Soquimich European Holding	100.00	100.00
PTM - SQM Ibérica S.A.	100.00	100.00
SQMC Holding Corporation LLP	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC	51.00	51.00
SQM Colombia Ltda.	100.00	100.00
SQM Investment Corporation NV	100.00	100.00
PSH Limited	100.00	100.00
SQM Brasil Ltda.	99.99	99.99
Royal Seed Trading Corporation AVV	100.00	100.00
SQM Japan K.K.	100.00	100.00
SQM Oceanía PTY Limited	100.00	100.00
SQM France S.A.	100.00	100.00
Fertilizantes Naturales S.A.	50.00	50.00
Rs Agro-Chemical Trading AVV	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC	100.00	100.00
SQM Venezuela S.A.	100.00	50.00
Agricolima S.A. de C.V.	100.00	-

	Direct or indirect ownership	
	2002	2001
	%	%
Domestic subsidiaries:		
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Cía. Industrial y Minera S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Sociedad Minera de Chile S.A.	100.00	100.00
Energía y Servicios S.A.	100.00	100.00
Isapre Norte Grande Ltda.	100.00	100.00
Inversiones y Asesorías SQM Ltda.	100.00	100.00
SQM Químicos S.A.	99.99	99.99
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	100.00	100.00
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
SCM SQM Boratos	100.00	100.00
Minera Mapocho S.A.	-	100.00
Inversiones Augusta S.A.	-	100.00

All significant intercompany balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation and the participation of minority shareholders has been recognized as minority interest.

At March 31, 2002 and 2001, the subsidiary Fertilizantes Naturales S.A. was included in the consolidation given that the Company maintains controlling interest.

At March 31, 2002 and 2001, the subsidiaries SQM Lithium Specialties LLP and SCM Antucoya were in development stage and therefore were not included in the consolidation.

At March 31, 2001, the subsidiary Potassium S.A. was in development stage and therefore was not included in the consolidation.

f) Cash and cash equivalents

Time deposits are presented at cost plus accrued interest.

In conformity with Technical Bulletin No. 50 of the Chilean Association of Accountants, the Company has classified cash, time deposits and short-term investments, which mature within three months from the date of purchase as cash and cash equivalents.

g) Marketable securities

Marketable securities are valued at the lower of cost plus accrued interest or market value.

h) Bad debt estimate

The Company records a provision for bad debt based on estimate of probable losses.

i) Inventories and materials

Inventories of finished products and in-process products have been valued at average production cost. Raw materials and products acquired from third parties are stated at average cost. Materials-in-transit are valued at cost. These values do not exceed net realizable values.

Inventories of spare parts and supplies are classified as Other Current Assets except for those items, which the Company estimates to have a turnover period of one year or more, which are classified as non-current Other Assets.

j) **Income and deferred taxes**

The provision for income tax is determined and recorded in accordance with current Chilean tax regulations on the basis of income accrued during each period.

In Chile, the general corporate rate is 15% and non-deductible expenses are taxed at 35%. Taxable losses incurred by a company in any year must first be carried back to recover taxes previously paid, if any, on a first-in, first-out basis. Any remaining tax losses can be carried forward without limitation.

Each company is required to file a separate tax declaration.

Effective January 1, 2000, in accordance with Chilean Technical Bulletins Nos. 60, 69 and 71 and Circular No. 1466 of the Superintendency of Securities and Insurance, deferred taxes related to all temporary differences are recorded. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, and will be recognized in the statement of operations in the period in which they reverse.

k) **Property, plant and equipment**

Except for the increment arising from a revaluation in 1988, property, plant and equipment are stated at cost considering an average residual value of 5%. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is either capitalized as a production cost or charged directly to expense. Depreciation expense for the three period ended March 31, 2002 and 2001 includes Th.US$ 440 and Th.US$ 440 respectively, arising from the depreciation of the 1988 technical appraisal adjustment of property, plant and equipment.

Fixed assets acquired through financing lease agreements are accounted for at the present value of the installments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Bulletin No. 31 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets. Capitalized interest amounted to Th.US$ 490 and Th.US$ 723 during March 31, 2002 and 2001, respectively.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights for mining concessions from the Chilean courts having jurisdiction by filing the corresponding applications for specifically identified properties. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the succeeding twelve months. Values attributable to these original mining concessions received are being amortized on a straight-line basis over 50 years. Mining concessions acquired from others are recorded at acquisition cost and are being amortized based on the units of production method.

l) Investments in related companies

Permanent investments in domestic and foreign related companies are accounted for in accordance with the equity method, in conformity with Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants. The translation adjustment to US dollars of investments in domestic subsidiaries which maintain their accounting records and are controlled in Chilean pesos is recognized in Other Reserves. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in US dollars.

m) Goodwill and negative goodwill

Goodwill and negative goodwill resulting from investments in related companies are maintained in the same currency in which the investment was made and are amortized with a credit or charge to income considering the related period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n) Intangible assets

Intangible assets are stated at cost plus all the expenses related to acquisition and are amortized over a maximum period of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o) Mining development cost

Mining development costs are recorded in other long-term assets and are amortized as the ore reserves are extracted.

p) Accrued employee severance

The Company accrues severance obligations based on the present value of the accrued benefits for the actual years of service worked using an annual interest rate of 9% and an average capitalization period of 24 years.

q) Vacations

The cost of vacations earned by employees is recorded on an accrual basis.

r) Dividends

In accordance with past practice, dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s) **Derivatives**

The Company maintains derivatives contracts, which are recorded in conformity with Chilean Technical Bulletin No. 57 (losses are recognized on the accrual basis and gains are recognized when realized).

t) **Reclassifications**

Certain amounts from the prior year financial statements have been reclassified in the current year to conform with the current year presentation.

u) **Revenue recognition**

Revenues are recognized upon the physical shipment of products.

v) **Computer software**

In accordance with Circular No. 981 dated December 28, 1990 of the Superintendency of Securities and Insurance, computer systems acquired by the Company are capitalized at cost plus all the related additional costs.

w) **Research and development expenses**

Research and development expenses are charged to expenses in the period in which they are incurred, except for fixed assets acquired for their use in research and development activities and are determined to provide additional benefits, which are recorded under the related item within property, plant and equipment.

x) **Statement of cash flows**

In conformity with Technical Bulletin No. 50 of the Chilean Association of Accountants, the Company considers the balances of cash, time deposits and other short-term investments whose maturity is less than 90 days, as cash and cash equivalents.

Note 3 - Changes in Accounting Principles

There were no accounting changes during the period.

Note 4 - Marketable Securities

At March 31, 2002 and 2001, instruments classified as fixed income instruments related to notes issued by the Central Bank of Chile.

Marketable securities consisted of at March 31:

	2002 Th.US$	2001 Th.US$
Central Bank of Chile notes (fixed income)	9,285	-
Total	9,285	-

Note 4 - Marketable Securities (continued)

Detail of Fixed Income Instruments as of March 31, 2002:

Instrument	Date of acquisition	Maturity date	Book value Th.US$	Rate %	Market value Th.US$
Central Bank of Chile note	10-4-2001	10-1-2005	2,111	5.25	2,103
Central Bank of Chile note	10-4-2001	10-1-2005	1,055	5.25	1,052
Central Bank of Chile note	10-5-2001	10-1-2005	2,107	5.30	2,103
Central Bank of Chile note	10-5-2001	10-1-2005	529	5.25	526
Central Bank of Chile note	10-5-2001	10-1-2005	1,371	5.25	1,367
Central Bank of Chile note	10-5-2001	10-1-2005	1,056	5.25	1,052
Central Bank of Chile note	10-5-2001	10-1-2005	1,056	5.25	1,052
			9,285		9,255

Note 5 - Long-term and Short-term Accounts Receivable

a) Detail as of March 31, 2002 and 2001:

	Up to 90days		Between 90 days and 1 year		2002	Total Short-term (net)		Long-term	
	03-31-2002 Th.US$	03-31-2001 Th.US$	03-31-2002 Th.US$	03-31-2001 Th.US$	Subtotal Th.US$	03-31-2002 Th.US$	03-31-2001 Th.US$	03-31-2002 Th.US$	03-31-2001 Th.US$
Trade accounts receivable	89,671	76,215	9,482	18,274	99,153	94,255	94,489	-	-
Allowance for bad debt					(4,898)				
Notes receivable	20,428	17,084	755	-	21,183	18,214	17,084	-	-
Allowance for bad debt					(2,969)				
Subtotal						112,469	111,573	-	-
Other accounts receivable	9,925	3,039	2,073	7,924	11,998	11,122	10,963	13,092	15,098
Allowance for bad debt					(876)				
Subtotal						11,122	10,963	13,092	15,098
Total long-term accounts receivable								13,092	15,098

Note 5 - Long-term and Short-term Accounts Receivable (continued)

Consolidated Short and Long-term Receivables – by Geographic Location

	Chile		Europe, Africa and the Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total	
	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$
Net short-term trade accounts receivable												
- Balance	20,204	17,664	20,405	25,248	3,223	3,320	28,341	17,983	22,082	30,274	94,255	94,489
- % of total	21.44%	18.69%	21.65%	26,72%	3.42%	3.51%	30.06%	19.04%	23.43%	32.04%	100.00%	100.00%
Net short-term notes receivable												
- Balance	14,720	13,949	733	372	390	233	775	619	1,596	1,911	18,214	17,084
- % of total	80.82%	81.65%	4.02%	2.18%	2.14%	1.36%	4.26%	3.62%	8.76%	11.19%	100.00%	100.00%
Net short-term other accounts receivable												
- Balance	8,381	8,866	1,058	424	4	4	1,274	970	405	699	11,122	10,963
- % of total	75.36%	80.87%	9.51%	3.87%	0.04%	0.04%	11.45%	8.84%	3.64%	6.38%	100.00%	100.00%
Subtotal short-term accounts receivable, net												
- Balance	43,305	40,479	22,196	26,044	3,617	3,557	30,390	19,572	24,083	32,884	123,591	122,536
- % of total	35.04%	33.03%	17.96%	21.25%	2.93%	2.9%	24.58%	15.98%	19.49%	26.84%	100.00%	100.00%
Net long-term accounts receivable												
- Balance	12,046	14,016	3	3	-	-	-	7	1,043	1,072	13,092	15,098
- % of total	92.01%	92.83%	0.02%	0.02%	-	-	-	0.05%	7.97%	7.10%	100.00%	100.00%
Total short and long-term accounts receivable, net												
- Balance	55,351	54,495	22,199	26,047	3,617	3,557	30,390	19,579	25,126	33,956	136,683	137,634
- % of total	40.50%	39.59%	16.24%	18.92%	2.65%	2.58%	22.23%	14.24%	18.38%	24.67%	100.00%	100.00%

Note 6 - Balances and Transactions with Related Companies

At March 31, 2002 and 2001, balances and transactions with related companies related to balances in current accounts as set by Article No. 602 of the Chilean Commerce Code. There is no maturity date or payment schedule.

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a) Detail as of March 31, 2002 and 2001:

Accounts receivable	Short-term		Long-term	
	2002	2001	2002	2001
	Th.US$	Th.US$	Th.US$	Th.US$
Ajay Europe	3,364	4,655	-	-
FNC Italy SRL	6,171	5,034	-	-
Nutrichem N.V.	706	94	-	-
Generale de Nutrition Vegetale S.A.	162	243	-	-
Fertilizantes Olmeca S.A.	3,336	501	-	-
Mineag SQM Africa Limited	3,768	10,802	-	-
Abu Dhabi Fertilizer Ind. WLL	4,047	3,225	-	-
SQM México S.A. de C.V.	-	36,760	-	-
Nutrisi N.V.	3,786	8,421	-	-
Doktor Tarsa –SQM Turkey	873	778	-	-
Comercial Caimán Internacional S.A.	3,932	1,835	-	-
SQM Venezuela S.A.	-	2,597	-	-
SQM Lithium Specialties Limited	943	7	-	-
Empresas Melón S.A.	-	-	825	867
Sales de Magnesio S.A.	25	-	-	-
Ajay North America LLC	355	276	-	-
Potassium S.A.	-	3,750	-	-
Norsh Hydro ASA	33	-	-	-
Hydro Agri Int.-France	59	-	-	-
Hydro Asia Trade	1,732	-	-	-
Hydro Agri France	590	-	-	-
Hydro Poland SP	65	-	-	-
Hydro Agri Benelux B.V	552	-	-	-
Hydro Agri Hellas	414	-	-	-
Hydro Plant Nutr. Oslo	93	-	-	-
Hydro Agri Australia	75	-	-	-
Hydro Agri Benelux	531	-	-	-
Hydro Agri UK Ltda..	358	-	-	-
Hydro Agri GMBH	73	-	-	-
Hydro Agri Int-France-Issoudun	30	-	-	-
Hydro Agri Int-France-Nanterre	5	-	-	-
Hydro Czech Republic	8	-	-	-
NU3 B.V.	555	-	-	-
Hydro Agri AB	16	-	-	-
Hydro Fertilizantes Ltda.	348	-	-	-
Adubo Trevo S.A	48	-	-	-
Hydro Agrícola Internacional	404	-	-	-
PCS Yumbes	2,424	-	-	-
Total	39,881	78,978	825	867

Note 6 - Balances and Transactions with Related Companies (continued)

Accounts payable	Short-term		Long-term	
	2002	2001	2002	2001
	Th.US$	Th.US$	Th.US$	Th.US$
Ajay Europe	385	429	-	-
FNC Italy SRL	10	-		
Nutrichem N.V.	-	1	-	-
Mineag SQM Africa Limited	43	46	-	-
Abu Dhabi Fertilizer Ind. WLL	54	54	-	-
SQM México S.A. de C.V.	-	7,744	-	-
Nutrisi N.V.	1,776	1,528	-	-
SCM Antucoya	100	96	-	-
Potassium S.A.	-	100	-	-
Rotem Amfert Negev Limited	1,380	593	-	-
Hydro Agri Int-France	19	-	-	-
Hydro Agri Benelux	49	-	-	-
NU3 B.V.	60	-	-	-
Hydro Agri Porsgrunn	285	-	-	-
Hydro Agri North America	65	-	-	-
Hydro Agri México de S.A de C.V.	3,714	-	-	-
Fertilizantes Olmeca	104	-	-	-
Total	8,044	10,591	-	-

Note 6 - Balances and Transactions with Related Companies (continued)

b) During 2002 and 2001, principal transactions with related companies were as follows:

Company	Type of transaction	Amount of transaction		Impact on income (charge) credit	
		2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$
FNC Italy SRL	Sales of products	623	1,482	228	(117)
Fertilizantes Olmeca S.A. de C.V.	Sales of products	172	-	17	-
Nutrisi N.V.	Sales of products	294	2,820	34	422
Doktor Tarsa	Sales of products	697	-	(13)	-
Mineag SQM Africa Ltd.	Sales of products	2,386	4,148	391	621
Peralta y Cia ltda	Lease and consulting agreement	-	27	-	-
Nutrichem N.V.	Sales of products	895	83	135	19
Generale de Nutrition Vegetale	Sales of products	-	169	-	29
Ajay Europe	Sales of products	1,937	2,676	421	41
Sales de Magnesio Ltda.	Sales of products	21	-	16	-
SQM México S.A. de C.V.	Sales of products	-	10,453	-	524
	Purchase of products	-	4	-	-
	Current Account	-	124	-	-
PCS Yumbes SCM	Sales of products	3,405	1,517	1,719	769
Norsk Hydro ASA And subsidaries	Sales of products	8,403	-	1,168	-

Note 7 - Inventories

As of March 31, 2002 and 2001, inventories consisted of:

	2002 Th.US$	2001 Th.US$
Finished products	117,080	119,955
Products-in-process	86,338	78,682
Supplies	11,197	8,009
Total	214,615	206,646

Note 8 - Property, Plant and Equipment

As of March 31, 2002 and 2001, property, plant and equipment consisted of:

	2002 Th.US$	2001 Th.US$
Land		
- Land	12,905	12,076
- Mining Concessions	30,161	29,727
	43,066	41,803
Buildings and infrastructure		
- Buildings	157,042	148,946
- Installations	261,441	252,688
- Construction-in-progress	23,148	31,112
- Other	19,073	20,071
	460,704	452,817
Machinery and equipment		
- Machinery	382,138	356,165
- Machinery and equipment	111,508	105,783
- Other	10,472	10,370
	504,118	472,318
Other fixed assets		
- Tools	7,745	7,848
- Furniture and office equipment	13,766	12,812
- Project -in- progress	18,908	18,910
- Other	5,201	5,613
	45,620	45,183

Note 8 - Property, Plant and Equipment (Continued)

	2002 Th.US$	2001 Th.US$
Appraisal adjustment of		
- Land	8,651	8,651
- Buildings and infrastructure	40,627	40,627
- Machinery and equipment	12,127	12,127
- Other assets	52	52
	61,457	61,457
Total property, plant and equipment	1,114,965	1,073,578
Less: Accumulated depreciation		
- Buildings and infrastructure	(152,581)	(127,080)
- Machinery and equipment	(218,297)	(184,430)
- Other fixed assets	(14,937)	(13,509)
- Technical appraisal	(30,027)	(28,268)
Total accumulated depreciation	(415,842)	(353,287)
Net property, plant and equipment	699,123	720,291

Note 9 - Investments in and Receivables from Related Companies

a) Transactions executed in 2002

On March 31, 2002, SQM North America Corporation acquired 50% of the affiliate SQM Venezuela S.A. which added to the participation maintained by SQM Nitratos S.A. in this company, makes this company an indirectly fully-owned subsidiary of SQM S.A.

Note 9 - Investments in and Receivables from Related Companies (Continued)

b) Transactions excecuted in 2001

On January 22, 2001, Sales de Magnesio Ltda. was formed through equal contributions by SQM Salar S.A. and the partner Sociedad Chilena del Litio S.A. (third party).

At the Extraordinary Shareholders' Meeting held on February 14, 2001 of Productos Técnicos del Mediterráneo S.A., the shareholders agreed to change the Company's name to PTM- SQM Iberica S.A

Note 9 - Investments in and Receivables from Related Companies (continued)

b) Detail of investments in Related Companies

Tax Registration Number	Company	Origin country	Controlling currency	Number of shares	Ownership interest 2002 %	Ownership interest 2001 %	Equity of companies 2002 Th.US$	Equity of companies 2001 Th.US$	Net income (loss) for the period 2002 Th.US$	Net income (loss) for the period 2001 Th.US$	Accrued result 2002 Th.US$	Accrued result 2001 Th.US$	Equity value 2002 Th.US$	Equity value 2001 Th.US$	Book value of the investment 2002 Th.US$	Book value of the investment 2001 Th.US$
93390000-2	Empresas Melón S.A..	Chile	-	653,748,837	14.05	14.05	274,039	281,729	10,386	3,181	1,459	475	38,502	39,583	38,502	39,583
0-E	SQM Lithium Specialties LLP*	USA	US$	-	100.00	100.00	22,121	4,187	-	-	-	-	22,121	4,186	22,121	4,186
0-E	Ajay North America	USA	US$	-	49.00	49.00	14,394	14,039	154	188	75	92	7,053	6,879	7,053	6,879
77093830-9	SCM Antucoya*	Chile	-	490	100.00	100.00	6,650	6,650	-	-	-	-	6,650	6,650	6,650	6,650
0-E	Abu Dhabi Fertilizer Industries WL	UAE	US$	1,961	37.00	37.00	3,675	2,881	-	-	-	-	1,360	1,066	1,360	1,066
0-E	Fertilizantes Olmeca y SQM S.A. de C.V.	Mexico	Mex. $	-	50.00	-	1,818	-	(199)	-	(100)	-	909	-	909	-
0-E	Nutrisi N.V.	Belgium	US$	-	50.00	50.00	1,054	1,468	(104)	132	(52)	66	527	734	527	734
0-E	Mineag SQM Africa Limited	South Africa	US$	-	50.00	50.00	641	245	-	-	-	-	321	123	321	123
0-E	Doktor Tarsa	Turkey	US$	-	50.00	50.00	471	471	-	-	-	-	236	235	236	235
0-E	FNC Italy S.R.L.	Italy	US$	-	25.00	25.00	477	367	-	-	-	-	119	92	119	92
0-E	SQM Venezuela S.A.	Venezuela	US$	59,550	0.00	50.00	-	200	-	-	-	-	-	100	-	100
0-E	Ajay Europe S.A.R.L.	France	US$	-	50.00	50.00	135	345	-	-	-	-	68	172	68	172
77557430-5	Sales de Magnesio Ltda.	Chile	-	-	50.00	50.00	126	192	16	-	8	-	63	96	63	96
81767200-0	Asoc. Garantizadora Pensiones	Chile	-	-	3.31	3.31	777	877	-	-	-	-	26	29	26	29
96864750-4	Potassium S.A.	Chile	-	14,625,000	-	89.66	-	14,751	-	(141)	-	-	-	13,225	-	13,225
Total													77,955	73,170	77,955	73,170

* In development stage.

Note 10 - Goodwill and Negative Goodwill

a) Goodwill

Tax Registration Number	Company	March 31, 2002		March 31, 2001	
		Amount amortized during the period Th.US$	Goodwill amount Th.US$	Amount amortized during the period Th.US$	Goodwill amount Th.US$
0-E	PTM – SQM Ibérica S.A.	5	95	5	115
0-E	Doktor Tarsa	5	387	5	409
7968170-9	Soquimich Comercial S.A.	38	535	38	686
78208790-8	SCM SQM Boratos	4	61	4	76
93390000-2	Empresas Melón S.A.	129	8,635	149	10,065
79626800-K	SQM Salar S.A.	11	158	11	201
0-E	SQM México S.A. de C.V.	14	1,101	-	-
96866750-4	SQM Potassium	36	2,132	-	-
0-E	SQM Venezuela S.A	41	124	-	-
	Total	283	13,228	212	11,552

b) Negative Goodwill

Tax Registration Number	Company	March 31, 2002		March 31, 2001	
		Amount amortized during the period Th.US$	Negative goodwill amount Th.US$	Amount amortized during the period Th.US$	Negative goodwill amount Th.US$
79626800-K	SQM Salar S.A.	52	333	52	544
96575300-1	Minera Mapocho S.A.	51	830	51	1,033
	Total	103	1,163	103	1,577

Note 11 - Other Non-current Assets

As of March 31, other non-current assets were as follows:

	2002	2001
	Th.US$	Th.US$
Engine and equipment spare-parts, net	29,957	28,877
Nitrate deposit development costs	4,216	3,582
Mineral development costs	11,458	15,077
Pensions plan	2,691	2,677
Construction of Salar-Baquedano road	1,980	2,075
Deferred loan issuance costs	4,660	6,852
Other assets	1,005	1,628
Total	55,967	60,768

Note 12 - Bank Debt

a) Short-term bank debt is detailed as follows:

Bank or financial institution:	2002	2001
	Th.US$	Th.US$
Banco Sudameris	-	4,018
Royal Bank of Canada	-	16,363
Corpbanca	-	5,234
Banco Santiago	10,344	24,468
Banco A. Edwards	-	4,038
Banco Estado	13,357	10,007
Banco Santander	-	14,611
Banco Crédito e Inversiones	-	4,332
Citibank	-	10,035
ING Bank	120,314	-
Other banks	3,503	1,856
Total	147,518	94,962
Annual average interest rate	3,02%	5,87%

Note 12 - Bank Debt (continued)

	2002 Th.US$	2001 Th.US$
b) Long-term bank debt		
Union Bank of Switzerland (1)	200,685	200,684
ING Bank (2)	-	120,696
Bank of America (3)	80,912	82,122
Corpbanca (4)	12,055	-
Total	293,652	403,502
Less: Current portion	(1,652)	(3,502)
Long-term portion	292,000	400,000

(1) U.S. dollar-denominated loan with no guarantee, interest rate of 7.7% per annum, semi-annual interest payments and payment of principal on September 15, 2006.
(2) U.S. dollar-denominated loan with no guarantee, interest rate of 2.61% per annum, semi-annual interest payments and payment of principal on February 23, 2003.
(3) U.S. dollar-denominated loan with no guarantee, interest rate of 3.365% per annum, semi-annual payments of interest and payment of principal on November 29, 2005.
(4) U.S. dollar-denominated loan with no guarantee, interest rate of 2,984% per annum, semi-annual interest payments and payment of principal on August 4, 2003.

Long-term debt matures as follows:

Years to maturity	2002 Th.US$
Current portion	1,652
1 to 2 years	28,000
2 to 3 years	32,000
4 to 5 years	232,000
Total	293,652

Note 13 - Accrued Liabilities

a) As of March 31, 2002 and 2001, accrued liabilities consisted of:

	2002 Th.US$	2001 Th.US$
Provision for royalties	752	813
Quarterly bonus	545	352
Suppliers	31	83
Commissions on consignment goods	-	197
Taxes and monthly tax provisional payments	432	351
Vacation accrual	4,591	5,444
Accrued employee benefits	74	213
Warehouse expenses	65	174
Freight expenses	1,046	162
Other accruals	2,954	3,170
Total current liabilities	10,490	10,959

Note 14 - Income and Deferred Tax

a) At March 31, 2002 and 2001, the Company and its subsidiaries have the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2002 Th.US$	2001 Th.US$
Accumulated tax basis retained earnings with tax credit	20,414	21,727
Accumulated tax basis retained earnings with no credit	4,227	1,801
Income not subject to taxes	2,776	18,351
Tax loss carryfowards (1)	135,926	130,856
Credit for shareholders	3,670	3,516

(1) The consolidated tax loss carryforwards have no expiration date.

Note 14 - Income and Deferred Tax (continued)

b) Deferred taxes

The deferred taxes as of March 31, 2002 and 2001 represented a net liability of Th.US$ 8,226 and Th.US$ 4,512 respectively, and consisted of:

2002	Deferred tax asset		Deferred tax liability	
Temporary differences	Short-term Th.US$	Long-term Th.US$	Short-term Th.US$	Long-term Th.US$
Provision for bad debt	277	1,022	-	-
Vacation accrual	736	-	-	-
Unrealized gains	257	591	-	-
Unrealized gain on sale of products	6,259	-	62	-
Provision for obsolescence	-	682	-	-
Production expenses	-	-	10,157	-
Fixed asset depreciation	-	-	-	57,398
Exploration expenses	-	-	-	4,547
Capitalized interest	-	-	-	6,610
Provision for severance indemnities	-	-	-	2,621
Accrued expenses	-	-	400	-
Capitalized expenses	-	-	-	1,026
Tax loss carry-forwards	-	25,012	-	-
Other	307	-	54	223
Total gross deferred taxes	7,836	27,307	10,673	72,425
Total complementary accounts	(35)	(4,881)	(3,721)	(40,924)
Total deferred taxes	7,801	22,426	6,952	31,501

2001 Temporary differences	Deferred tax asset Short-term Th.US$	Deferred tax asset Long-term Th.US$	Deferred tax liability Short-term Th.US$	Deferred tax liability Long-term Th.US$
Provision for bad debt	332	752	-	-
Vacation accrual	816	-	-	-
Unrealized gains	-	521	-	-
Unrealized gain on sale of products	1,515	-	18	-
Provision for obsolescence	-	422	-	-
Production expenses	-	-	7,471	-
Leased fixed assets	-	-	-	28
Fixed asset depreciation	-	-	-	44,850
Exploration expenses	-	-	-	4,211
Capitalized interest	-	-	-	6,079
Provision for severance indemnities	-	-	-	1,589
Accrued expenses	-	-	450	-
Capitalized expenses	-	-	-	1,226
Tax loss carry-forwards	-	23,004	-	-
Amortization of intangible assets	-	-	-	70
Other	153	-	52	309
Total gross deferred taxes	2,816	24,699	7,991	58,362
Total complementary accounts	(295)	(11,034)	(4,265)	(41,390)
Total deferred taxes	2,521	13,665	3,726	16,972

Note 14 - Income and Deferred Tax (continued)

c) Income tax expense is as follows:

	2002 Th.US$	2001 Th.US$
Provision for current income tax	(916)	(1,393)
Effect of assets and liabilities of current deferred taxes	(1,591)	(323)
Effect of amortization of complementary accounts	739	(2,009)
Other tax debits and credits	(4)	(128)
Total income tax expense	(1,772)	(3,853)

Note 15 – Long Term provision

a) Reserve for Severance Benefits

The activity of this account is as follows:

	2002 Th.US$	2001 Th.US$
Opening balance	8,326	6,563
Increases	397	2,198
Payments	(212)	(2,535)
Exchange difference	(12)	(231)
	8,499	5,995

b) Other

	2002	2001
Investments with negative capital	-	2,104
Total Balance as of March 31	8,499	8,099

Note 16 - Minority Interest

Minority interest consisted of:

	Equity		Net Income/(Loss)	
	2002 Th.US$	2001 Th.US$	2002 Th.US$	2001 Th.US$
Soquimich Comercial S.A.	20,425	21,445	(390)	(161)
Ajay SQM Chile S.A.	3,035	2,948	(53)	(122)
Cape Fear Bulk LLC	131	166	(87)	(114)
SQM Indonesia	8	10	-	-
Fenasa	134	316	46	-
Total	23,733	24,885	(484)	(397)

Note 17 - Shareholders' Equity

a) Changes to Shareholders' Equity consisted of:

		Number of shares	Paid-in capital Th.US$	Others reserves Th.US$	Accumulated deficit of subsidiaries in development stage Th.US$	Retained earnings Th.US$	Net income Th.US$	Total Th.US$
Balance March 31, 2000		263,196,524	477,386	139,829	(1,832)	181,607	27,104	824,094
Transfer December 31, 2000 net income to retained earnings		-	-	-	-	27,104	(27,104)	-
Accumulated deficit from subsidiaries in development stage	(1)	-	-	-	(239)	-	-	(239)
Translation adjustment	(2)	-	-	(3,083)		-	-	(3,083)
2001Net income		-	-	-	-	-	6,488	6,488
Balance March 31 2001		263,196,524	477,386	136,746	(2,071)	208,711	6,488	827,260
Balance December 31, 2001		263,196,524	477,386	131,066	(2,223)	195,366	30,102	831,697
Transfer December 31, 2001 net income to retained earnings		-	-	-	-	30,102	(30,102)	-
Accumulated deficit from subsidiary in development stage	(1)	-	-	-	(85)	-	-	(85)
Translation adjustment	(2)	-	-	(372)	-	-	-	(372)
2002 Net income		-	-	-	-	-	9,560	9,560
Balance March 31, 2002		263,196,524	477,386	130,694	(2,308)	225,468	9,560	840,800

(1) Relates to SQM Lithium Specialties LLP Th.US$ (85) in 2002 and SQM Lithium Specialties LLP Th.US$ (113) and Potassium S.A Th.US$ (126) in 2001.

(2) Relates to a translation adjustment to investments in related companies whose functional currency is the Chilean peso.

Note 17 - Shareholders' Equity (continued)

b) The capital is represented by 263,196,524 fully subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares, both preferred, for 2002 and 2001.

The preferential voting rights of each series are as follows:

Series A : If the election of the president results in a tied vote, the Company's shareholders may vote once again regardless of the director selected by Series B shareholders.

Series B: 1) A General or Extraordinary Shareholders' Meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2) An Extraordinary Meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of a director elected by Series B shareholders.

Accumulated Deficit from subsidiary in Development Stage

Tax registration No.	Company	Amount for the year 2002	Accumulated amount	Observations
96864750-4	Potasium S.A.	-	8	In development stage in 2000
0-E	SQM Lithium Specialties Limited	85	476	Currently in development stage
96807530-6	Cementos de Chile S.A.	-	1,545	In development stage in 1997
0-E	SQM Japon K.K.	-	100	In development stage in 1997
0-E	SQM Colombia Ltda.	-	29	In development stage in 1995
0-E	SQM Ecuador S.A.	-	150	In development stage in 1994
		85	2,308	

The Company does not have a controlling shareholder due to the structure of shareholder participation.

Note 18 - Derivatives Transactions

As of March 31, the Company had hedging contracts for a total notional amount of Th.US$ 41,684 (Th.US$ 62,263 in 2002), as follows:

		Description of the contract			Accounts affected	
Type of derivative	Notional or Covered Amount	Expiration date	Type	Position Purchase/Sale	Liability Amount	Loss Recorded
Forward	1,500	2nd. quarter of 2002	Exchange rate	P	70	(70)
Forward	1,000	2nd quarter of 2002	Exchange rate	P	53	(53)
Forward	1,000	2nd quarter of 2002	Exchange rate	P	53	(53)
Forward	1,000	2nd quarter of 2002	Exchange rate	P	54	(54)
Forward	800	2nd quarter of 2002	Exchange rate	P	44	(44)
Forward	1,000	2nd quarter of 2002	Exchange rate	P	57	(57)
Forward	1,500	3rd quarter of 2002	Exchange rate	P	88	(88)
Forward	1,500	3rd quarter of 2002	Exchange rate	P	88	(88)
Forward	1,500	3rd quarter of 2002	Exchange rate	P	80	(80)
Forward	1,500	3rd quarter of 2002	Exchange rate	P	55	(55)
Forward	1,000	3rd quarter of 2002	Exchange rate	P	38	(38)
Swap	2,414	3rd quarter of 2002	Interest rate	P	459	(459)
Forward	8,763	2nd quarter of 2002	Exchange rate	P	50	50
Forward	8,766	2nd quarter of 2002	Exchange rate	P	53	53
Forward	5,259	2nd quarter of 2002	Exchange rate	P	32	32
Forward	3,182	2nd quarter of 2002	Exchange rate	P	41	(41)
	41,684				1,315	(1,052)

Note 19 - Non-Operating Income and Expenses

Certain amounts included in non-operating income and expenses are as follows:

a) Non-operating income:

	2002 Th.US$	2001 Th.US$
Interest income	1,443	1,290
Equity in unconsolidated subsidiaries	1,543	633
Insurance recoveries	1,580	105
Sale of mining properties and concessions	-	4,000
Exchange difference	330	2,055
Servidumbre Noreste	277	-
Other income	373	369
Total	5,546	8,452

b) Non-operating expenses:

	2002 Th.US$	2001 Th.US$
Interest expense	7,825	9,038
Losses from related companies	152	-
Amortization of goodwill	283	212
Business effectiveness project	1,004	-
Provision for bad debt	494	-
Provision for obsolete inventories written-off	383	1,060
Other expenses	792	519
	10,933	10,829

Note 20 - Extraordinary Items

Extraordinary items were generated during 2001 only and relate to the restructuring expenses, as follows:

	Th.US$
Restructuring and advisory expenses	(3,941)
Tax effect on extraordinary items	591
Total	(3,350)

Note 21 - Guarantees, Liens, Contingencies and Commitments

a) Contingencies:

The Company has not recognized the effect of potential insurance recoveries relating to the compensation for damage resulting from a loss incident in the potassium sulfate wells in the Atacama salt deposit.

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on advice of council, management believes the litigation will not have a material effect on the consolidated financial statements.

b) Commitments:

The subsidiary SQM Salar S.A. maintains an agreement with a government agency, which obligates the company to make annual payments to this institution based on the company's annual sales until 2030. This sum, which has been paid since inception of the agreement in 1996, is reflected as expenses of Th.US$ 752 in 2002 (Th.US$ 813 in 2001).

Note 21 - Guarantees, Liens, Contingencies and Commitments (continued)

d) Indirect guarantees

Beneficiary	Debtor		Guarantee	Assets involved		Balances outstanding	
	Name	Relationship		Type	Book value Th.US$	03-31-2002 Th.US$	03-31-2001 Th.US$
ING Bank – Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	Guarantee	-	-	3,483	4,809
Royal Bank of Canada	SQM Investment Corporation N.V.	Subsidiary	Guarantee	-	-	-	16,363
Bank of America N.A.	RS Agro-Chemical Trading A.V.V.	Subsidiary	Guarantee	-	-	80,912	82,121

Note 22- Third Party Guarantees

During 2002 and 2001, the Company did not have any significant guarantees granted to third parties.

Note 23 - Sanctions

During 2002 and 2001, the Chilean Superintendency of Securities and Insurance did not apply sanctions to the Company, its directors or managers.

Note 24 - Subsequent Events

At the Genetral Shareholders' Meeting held on April 26, 2002, the shareholders agreed on the following:

a) The distribution and payment of a final dividend of Ch.$ 37.026235 per share in one sole installment beginning on May 8, 2002 and with a charge to 2001 income.

b) The payment of U.F. 35 (thirty five currency adjusted units for each meeting of the Board of Directors attended by the respective director, as well as the implementation of an annual expense budget for the activities conducted by this Committee and advisors of U.F. 1,800 (one thousand and eight hundred currency adjusted units.)

c) Appoint Wayne R. Brownlee, Hernán Büchi B., José María Eyzaguirre B., Roberto Izquierdo M., Avi Milstein, Julio Ponce L., José Antonio Silva B. And Kendrick T. Wallace as the new directors of SQM S.A. and approve the fees that will be paid to these directors over the next twelve months.

Management is not aware of any other significant subsequent event occurring between March 31, 2002 and the date of issuance of these consolidated financial statements (May 3, 2002), which may affect these consolidated financial statements.

Note 25 – Environmental Projects

Disbursements incurred by the Company at March 31, 2002 related to its investments in production processes, the verification and control of compliance with official ordinances and laws relative to industrial processes and facilities amount to Th.US$ 3,688, as follows:

Project	Th.US$
Environmental department	96
Coya Sur sewage treatment plant	506
María Elena sewage treatment plant	20
Nueva Victoria sewage treatment plant	112
Engineering and building of María Elena piles	2,293
Replacement of oil with natural gas	661
Total	3,688

With respect to the project for the replacement of oil with natural gas, the supplier will make an investment of Th.US$ 5,500 which will be paid by the Company in monthly installments during the contract's term (10 years).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



Conf:__________________

Ricardo Ramos

Chief Financial Officer

Date: June 28, 2002.